CIPAR INC.
23400 Commerce Park Road
Beachwood, Ohio 44122
February 12, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549
Attention: Mr. Gary Todd

Re:	CIPAR Inc. Form 10-SB/A Filed February 6, 2008 File No. 000-53007
Ladies and Gentlemen:
     Please be advised that the undersigned is the duly elected Chief Executive Officer of CIPAR Inc. (the “Registrant”). Having been advised that the Commission has no further comments to the Registrant’s Form 10-SB Registration Statement, the Registrant hereby requests acceleration of the effective date of the Registration Statement to Thursday, February 14, 2008 at 9:30 a.m., or as soon thereafter as practicable.
     Additionally, please note that the Registrant acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions in regard to this correspondence or any other mater relating to the Registrant’s filing, please contact the undersigned or the Registrant’s counsel, Michael A. Ellis, Esq. of Porter, Wright, Morris & Arthur LLP, at (216) 443-2535 or facsimile (216) 443-9011.

CIPAR Inc.
By:	/s/ Morris H. Wheeler
Morris H. Wheeler
Chief Executive Officer